Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,
	2002	2003	2004	2005	2006	Three Months Ended March 31, 2007
Income (loss) from continuing operations before income taxes	$13,783	$34,776	$21,311	$(4,469)	$41,531	$2,075
Fixed charges:
Interest expense (including capitalized interest)	22	2,886	5,632	5,010	5,028	1,250
Interest relating to rental expense (1)	2,856	2,141	2,584	4,079	5,790	1,544

Total fixed charges	2,878	5,027	8,216	9,089	10,818	2,794

Earnings available for fixed charges	$16,661	$39,803	$29,527	$4,620	$52,349	$4,869

Ratio of earnings to fixed charges	5.79	7.92	3.59	0.51	4.84	1.74

(1)	The representative interest portion of rental expense was deemed to be one- third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 which was deemed to be all interest.